355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com
June 17, 2016 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Mail Stop 4561	FIRM / AFFILIATE OFFICES
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Attention:                              Jan Woo

Legal Branch Chief

Office of Information

Technologies and Services

Re:                          The Trade Desk, Inc.
Submission No. 2 of Draft Registration Statement on Form S-1
Confidentially submitted on June 17, 2016
CIK No. 0001671933

Ladies and Gentleman:

On behalf of our client, The Trade Desk, Inc. (the “Company” or “Trade Desk”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 22, 2016 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 19, 2016 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.  Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the page of Submission No. 2.

June 17, 2016

Cover Page

1.                                    Please tell us whether you will be a “controlled company” under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate. Furthermore, please specify in the prospectus summary and on the prospectus cover page the percentage of the voting power of your outstanding common stock that will be controlled by officers, directors, and persons owning five percent or more of your common stock after the offering.

Response:                                The Company advises the Staff that because no individual, group or other company currently holds or, immediately following the initial public offering of the Company, is expected to hold, more than 50% of the voting power for the election of directors, the Company will not qualify as a “controlled company” under The NASDAQ Global Market corporate governance requirements. In response to the Staff’s comment, the Company has revised Submission No. 2 to specify in the prospectus summary and on the prospectus cover page the percentage of the voting power of its outstanding common stock that will be controlled by officers, directors, and persons owning five percent or more of its capital stock after the offering.

Prospectus Summary

Summary Consolidated Financial Data, page 10

2.                                    Please revise your consolidated balance sheet data on page 11 to reflect the pro forma impact of the conversion of your convertible preferred stock. Include a footnote explaining the conditions required for the automatic conversion as described on page F-8.

Response:                                In response to the Staff’s comment, the Company has revised page 11 of Submission No. 2.

Risk Factors

3.                                    Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or believe are immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Response:                                In response to the Staff’s comment, the Company has revised page 12 of Submission No. 2.

“If our access to quality advertising inventory is diminished, our revenue . . . ,” page 17

4.                                    You state that a few suppliers, including Google, control a significant portion of the programmatic advertising inventory that is available in the broader market or a particular channel. Please tell us what consideration you have given to filing any agreements with these suppliers pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure that one supplier accounted for 11% of consolidated accounts payable as of the end of fiscal year 2015.

June 17, 2016

Response:                                In response to the Staff’s comment, the Company acknowledges that under Item 601(b)(10) of Regulation S-K, contracts not made in the ordinary course of business that are material to the Company are required to be filed as exhibits to the Registration Statement. The Company notes that Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as “ordinarily accompanies the kind of business conducted by the registrant,” it will be deemed to have been made in the ordinary course of business and need not be filed unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company had arrangements with approximately 45 suppliers of advertising inventory at March 31, 2016, and has concluded that, while its relationships with these suppliers of programmatic advertising inventory are material to the Company’s business, these contracts are not required to be filed because (1) each such contract is such as ordinarily accompanies the kind of business conducted by the Company and (2) the Company’s business is not substantially dependent on any of these contracts individually.   However, no supplier represented more than 11% and 12% of our accounts payable at December 31, 2015 and March 31, 2016, respectively.  The Company has revised page 18 of Submission No. 2 accordingly.

As disclosed in the Registration Statement, the Company’s business is dependent upon access to quality advertising inventory. However, the purchase of such inventory is generally not dependent upon a long-term contract. Rather, purchasers of inventory from these sources, such as the Company, agree as part of the purchase to certain industry-wide terms and conditions specified by supplier, the filing of which would add little or nothing to an investor’s understanding of the Company’s business. Because the advertising inventory purchased by the Company from these suppliers is generally commercially available pursuant to these standard terms and conditions, the Company respectfully submits that such terms and conditions are not in the nature of a contract upon which its business is substantially dependent.

For the above reasons, the Company does not believe that it is required to file these supplier contracts.

“If the non-proprietary technology, software, products and services that we use . . . ,” page 26

5.                                    We note your dependence on third-party providers for the operation of your business, including the features and functionality of your platform and data centers. Please tell us what consideration you have given to filing any agreements with these providers pursuant to Item 601(b)(10) of Regulation S-K.

Response:                                In response to the Staff’s comment, the Company respectfully references its discussion in Comment No. 4 of materiality under Item 601(b)(10) of Regulation S-K. The Company has concluded that its contracts with its third-party providers for the operation of its business are not required to be filed because (1) each such contract is such as ordinarily accompanies the kind of business conducted by the Company and (2) the Company’s business is not substantially dependent on any of these contracts individually.

June 17, 2016

As disclosed in the Registration Statement, the Company’s business is dependent upon certain services for the features and functionality of its platform and data centers, including payment processing, server co-location, and Internet access.  While the Company has entered into contracts with third-party providers for these services, such services are generally available from multiple third-party providers in highly competitive marketplaces.  In each such instance, the Company has determined that if the contract with its current third-party provider were to terminate, the Company could secure comparable replacement services from a different provider with similar economic terms.

For the above reasons, the Company does not believe that it is required to file these third-party provider contracts.

“Our credit facility contains operating and financial covenants that restrict . . . ,” page 29

6.                                    Please consider disclosing that you have pledged substantially all your assets as collateral under your credit facility agreement, as indicated on page 60.

Response:                                In response to the Staff’s comment, the Company has revised pages 30 and 67 of Submission No. 2.

“Our charter documents and Delaware law could discourage takeover attempts . . . ,” page 39

7.                                    You disclose that your amended and restated certificate of incorporation will include an exclusive forum provision. Please address the impact of this provision on shareholder rights in a separate risk factor and include a discussion of it in the section where you describe your capital stock.

Response:                                In response to the Staff’s comment, the Company has revised pages 40 and 122-123 of Submission No. 2.

Market, Industry and Other Data, page 43

8.                                    With respect to every third-party statement in your prospectus, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. If you commissioned any reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. In this regard, we note your disclosure that you sponsored the report published by IDC.

Response:                                In response to the Staff’s comment, the Company is hereby supplementally providing to the Staff copies of the documents requested pursuant to this comment in the format described therein. The Company respectfully advises the Staff that the IDC report referenced in the Staff’s comment was not commissioned by the Company for use in connection with the Registration Statement.

June 17, 2016

Use of Proceeds, page 44

9.                                    We note that a “significant portion of the proceeds from the offering” will be used to fund the expansion of your business. You also note that you will use the proceeds for working capital and other general corporate purposes. To the extent known, please provide more detail regarding the amounts that you will use to expand your business and the “general corporate purposes” for which the remainder of the net proceeds in this offering is intended to be used. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. In addition, please disclose in the prospectus summary that $750,000 of the net proceeds will be used to pay a lenders fee.

Response:                                In response to the Staff’s comment, the Company has revised the prospectus summary and page 44 of Submission No. 2 to reflect the Company’s current plans for its use of proceeds. As of the date of this letter, the Company cannot offer greater specificity regarding the use of proceeds from the offering.

Capitalization, page 46

10.                            On page 44, you disclose that you intend to use proceeds from this offering to pay a $750,000 fee to lenders since upon an IPO you are obligated to pay the fee. Please revise your pro forma as adjusted presentation to reflect the impact of this payment.

Response:                                In response to the Staff’s comment, the Company has revised pages 8, 11, 47 and 49 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

11.                            Please expand your overview section to provide a balanced executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, to the extent material, consider discussing any partnerships that would impact the company’s business as a demand-side platform. In this regard, we note recent news articles about your partnership with supply-side platforms.

Response:                                In response to the Staff’s comment, the Company has revised pages 54-55 of Submission No. 2.  As noted in the Company’s response to Comment 4, there are no relationships with supply side platforms that are material to its business.

June 17, 2016

12.                            Please revise to disclose the total gross spend for all periods presented in the filing so investors may understand trends in this metric over the reported periods. We note that you only provide the gross spend for 2015. Further, it is unclear why gross billings to clients in international markets were $29 million in 2014 and $53 million in 2015 while gross spend on your platform outside the United States was $17 million in 2014 and $36 million in 2015. Based on your explanation of gross spend and gross billings on page 54, it appears that international gross spend should be greater than international gross billings. Please reconcile or advise.

Response:                                In response to the Staff’s comment, the Company respectfully advises the Staff that the Company tracks the geography of gross spend and gross billings on a different basis. Gross spend outside of the United States is determined based on the location of the Company’s office servicing the respective client, whereas gross billings outside the United States are determined based on the billing address of the client. In many cases, international clients are serviced by the Company’s United States offices, resulting in gross billings exceeding gross spend for international clients. In response to the Staff’s comment, the Company has revised pages 10, 55, and 66 to include gross spend for all periods and pages 54-55 of Submission No. 2 to clarify the basis for determining gross spend and gross billings outside the United States.

13.                            We note that you have approximately 395 clients. Please revise to disclose the number of clients that you had in 2014 and consider distinguishing between the number of existing clients and new clients for each fiscal year. Furthermore, you state that your clients are loyal and “typically” grow their use of your platform over time. Please revise to disclose your client retention rate and the growth in spend by existing clients for 2014. Provide the percentage of existing clients that increased their spend and the average amount of the increase for each period. In this regard, we note your disclosure on page 57 that you measured this increase in the aggregate.

Response:                                In response to the Staff’s comment, the Company has revised pages 5, 54, 62, 80, 85, 88 and 89 of Submission No. 2.

Comparison of the Years Ended December 31, 2014 and 2015

Revenue, page 57

14.                            Your discussion focuses on clients’ gross spend. To the extent that there were any significant changes in the ratio of amounts deducted from gross spend in arriving at GAAP net revenues, please revise to discuss this, including the impact on revenues as reported. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

Response:                                The Company advises the Staff that, for the periods prior to December 31, 2015, there were no significant changes in the ratio referenced in the Staff’s comment.  The Company has included disclosure on page 56 of Submission No. 2 to discuss the factors that affect the ratio of amounts deducted from gross spend to arrive at GAAP net revenues.

June 17, 2016

Internal Controls Over Financial Reporting, page 63

15.                            You disclose that management identified material weaknesses in internal control over financial reporting and that you have begun taking steps to remediate these weaknesses. Explain to us with greater specificity the nature and impact of the errors that resulted in restatement of your 2014 financial statements and material adjustments to your 2015 financial statements.

Response:                                The nature and impact of errors that resulted in the restatement of the Company’s 2014 financial statements and material adjustments to the Company’s 2015 financial statements principally were as follows:

•

Presentation of revenue. In connection with the 2015 audit and the re-audit of the 2014 financial statements, the Company concluded that revenue should be reported on a net basis, rather than on a gross basis. The impact on the financial statements was to reduce revenue and cost of revenues by the difference between gross billings and revenue as reported in the Registration Statement.

•

Capitalization of certain software costs. In connection with the 2015 audit and the re-audit of the 2014 financial statements, the Company determined that it should have capitalized certain software costs. The impact on the 2014 and 2015 financial statements was to reduce expenses and increase assets for the capitalized costs, net of amortization, as disclosed in Note 5 to the audited consolidated financial statements included in the Registration Statement.

•

Accounting for preferred stock and preferred stock warrants. In the Company’s previously issued 2014 financial statements, the Company accounted for preferred stock warrants as equity-classified rather than liability-classified awards, and accordingly did not record changes in fair value through earnings. The impact on liabilities and other expenses for 2014 and 2015 is disclosed in Note 6 to the audited consolidated financial statements included in the Registration Statement. In addition, in the 2015 financial statements, the Company made adjustments to record the impact of the modification of the rights and preferences of the Series B preferred stock, as disclosed in Note 10 to the audited consolidated financial statements included in the Registration Statement.

•	Allowance for doubtful accounts. In connection with the re-audit of the 2014 financial statements, the Company made adjustments to reduce the allowance for doubtful accounts by $0.9 million.

•

Stock-based compensation. As disclosed in Note 11 to the audited consolidated financial statements included in the Registration Statement, in 2014 the Company repurchased common stock from two of its founders at a price in excess of fair value. The Company originally accounted for this transaction entirely as a treasury stock transaction rather than recording the excess purchase price over fair value as compensation cost in accordance with ASC 718, Stock Compensation.

June 17, 2016

The material weaknesses as described on pages 19-21 and 70-71 of Submission No. 2 contributed to the adjustments discussed above.

In addition, as disclosed on page F-7 of Submission No. 2, the Company has revised its previously issued 2015 financial statements to correct an immaterial error relating to under accrual of media costs as of December 31, 2015.  The Company advises the Staff that the error resulted from insufficient reconciliation procedures which were due to the lack of formalized policies and procedures material weakness disclosed on pages 19-21 and 70-71 of Submission No. 2.

Critical Accounting Estimates

Stock-based compensation, page 66

16.                            We note your disclosure regarding the objective and subjective factors considered in arriving at the estimate of the fair value of your underlying shares. Please revise to briefly describe the methodology you use in determining the valuation of your common stock. Refer to Item 303(a)(3)(ii) of Regulation S-K, Section V of SEC Release No. 33-8350, and FRR 501.14.

Response:                                In response to the Staff’s comment, the Company has revised pages 74-75 of Submission No. 2.

Business

Our Clients, page 80

17.                            We note your disclosure in Note 2 on page F-16 that one client accounted for 10% and 11% of gross billings in 2014 and 2015, respectively. Please disclose the names of any customers that account for 10% or more of your revenues. Refer to Item 101(1)(vii) of Regulation S-K. Please note that a group of customers under common control or customers that are affiliates of each other are regarded as one customer. In this regard, we note your disclosure that many of your clients are affiliates that are owned by large agency holding companies. Also, tell us what consideration you have given to filing the master service agreements with your significant customers. To the extent that you are substantially dependent upon any single agreement or series of substantially similar agreements with your significant customers and their affiliates, please file them pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised page 88 of Submission No. 2 to disclose the names of two customers that each accounted for 12% of gross billings in 2015, one of which also accounted for 11% of gross billings in 2014.  The Company also supplementally advises the Staff that it has carefully examined its customers and their relationships with other customers and believes that this disclosure satisfies the requirement of Item 101(1)(vii) of Regulation S-K.  In particular, the Company respectfully notes that in the advertising industry in which the Company participates, the agency holding companies conduct operations through numerous individual agencies, each of which operates independently and in an unaffiliated manner from the holding company and other agencies.  In addition, the Company’s management and board of directors does not manage, measure or report on the Company’s business at the holding company level.  For the reasons set forth below, the Company believes that these individual agencies (and not their ultimate holding company) should be considered as the individual clients of the Company for purposes of applying the standard set forth in Item 101(1)(vii) of Regulation S-K.

June 17, 2016

Advertising agency holding companies compete for advertising clients through smaller, independently operated agencies.  Establishing individual agencies that operate independently of each other allows those individual agencies to compete with other agencies to grow client relationships and expertise, and reduce conflicts of interest. In fact, agencies owned by a holding company typically compete for the same brand advertiser and view the other agencies as a competitor for the same business.  Moreover, advertising clients often require that their individual advertising agencies not have conflicts of interest with competitors.  For example, one German car maker may require that its advertising agencies not represent a competing German car maker.  In order to acquire and maintain such clients, agency holding companies establish individual agencies that operate independently, where one such agency could represent one car maker and the other could represent another car maker.  A holding company may even establish a new individual agency just to represent a single, major client.  In the advertising industry, decision making authority, client data, client decisions and media plans are typically kept strictly separated by the individual agencies.

In addition, the individual agency is the agent of the advertiser, not the holding company.  Each individual agency often has different technology arrangements, client rates, and billing relationships.  Selection of technology partners is always made by the brand advertiser itself or the individual agency, not the holding company.  As a result, purchasing decisions for the Company’s products and services are made by these individual agencies and their clients, rather than by the agency holding company.  Furthermore, the Company enters into contracts with, sends bills to, and receives payment from individual agencies rather than a holding company.  Also, client data, which is increasingly sensitive for advertisers, is maintained and isolated to an individual agency level, not at holding company level.  In fact, in all relevant matters, the Company has no interaction or other contractual relationship with the holding company.  As a result, the Company believes its credit risk is at the agency level rather than the holding company.  Consistent with these facts, the Company’s review and analysis of its business is based on individual agencies, rather than holding companies.

Because of the independent operations and decision making, the contracting and the credit risk at the individual agency level, the Company believes that the holding company does not “control” the individual agencies on a day-to-day operating basis, and accordingly there is no “common control” among the individual agencies.  Further, because the individual agencies operate independently of one another, they are not “affiliated” in a way that is meaningful to the risks attendant to a single “customer.” Aggregating customer billings by holding company would imply coordination among individual agencies where there is none, or suggest to investors that the Company’s customer is the entirety of an agency holding company, when in fact the Company’s actual decision-making customers are only a subset of the smaller individual agencies.  A decision by one of these individual agencies to increase or decrease the amount of business that it does with the Company is unlikely to have any impact on whether other individual agencies that may be owned by the same holding company would follow suit.  Accordingly, the Company manages its business on an individual agency basis.

June 17, 2016

Accordingly, the Company’s relationships with individual advertising agencies owned by a single holding company “customer” represent diversified risks spread over a group of individual decision-making buyers, none of which is material to the Company on an individual basis.  The Company has expanded the disclosure on pages 13 and 88 of Submission No. 2 regarding this issue.

The Company respectfully acknowledges that under Item 601(b)(10) of Regulation S-K, contracts not made in the ordinary course of business that are material to the Company are required to be filed as exhibits to the Registration Statement. The Company notes that Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as “ordinarily accompanies the kind of business conducted by the registrant,” it will be deemed to have been made in the ordinary course of business and need not be filed unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company has approximately 396 clients, and has concluded that, while its relationships with these clients in the aggregate are material to the Company’s business, the sales contracts are not required to be filed because (1) each such contract is such as ordinarily accompanies the kind of business conducted by the Company and (2) the Company’s business is not substantially dependent on any of these contracts individually. Therefore, the Company does not consider the individual sales contracts with any particular agency as material and required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation

Narrative to Summary Compensation Table

2015 Cash Incentives, page 95

18.                            We note your disclosure that the named executive officers received 200% of the applicable executive officer’s target award based on 2015 revenue results and each received an additional cash incentive award of $25,000. Please consider disclosing the 2015 revenue targets that resulted in the compensation and the discretionary factors used to award $25,000 to each executive officer.

Response:                                In response to the Staff’s comment, the Company has revised page 103 of Submission No. 2.

Certain Relationships and Related Party Transactions, page 107

19.                            Please add disclosure regarding the second amended and restated voting agreement that you entered into with certain holders of your common stock and convertible preferred stock or cross-reference your discussion on page 88. Tell us whether you intend to file the agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

June 17, 2016

Response:                                In response to the Staff’s comment, the Company has revised page 116 of Submission No. 2 to cross-reference the discussion on page 96.  However, the Company respectfully advises the Staff that the Second Amended and Restated Voting Agreement will terminate upon the closing of the offering contemplated by the Registration Statement. Therefore, the Company does not believe that filing the Second Amended and Restated Voting Agreement as an exhibit to the Registration Statement is material or necessary to an investor.

Second Amended and Restated Investors’ Rights Agreement, page 108

20.                            Please provide a materially complete description of your investors’ rights agreement with certain holders of your convertible preferred stock, common stock, and warrants to purchase convertible preferred stock. In this regard, identify these related parties and describe the rights of Revel Partners and Hermes to serve as board observers. Refer to Item 404(a)(1) of Regulation S-K.

Response:                                In response to the Staff’s comment, the Company has revised page 116 of Submission No. 2. to identify the related parties that are entitled to registration rights under the Second Amended and Restated Investors’ Rights Agreement.  However, the Company respectfully advises the Staff that, with the exception of the registration rights provisions described under the caption “Description of Capital Stock—Registration Rights,” the remaining operative provisions of the Second Amended and Restated Investors’ Rights Agreement will terminate upon the closing of the offering contemplated by the Registration Statement. Therefore, the Company does not believe that a description of such provisions is material or necessary to an investor.

Principal and Selling Stockholders, page 109

21.                            Please provide all of the information required by Item 403 of Regulation S-K, which requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.” In this regard, please clarify your disclosure to separately show ownership of your outstanding convertible preferred stock and common stock prior to the offering.

Response:                                In response to this comment, the Company has revised pages 119-120 of Submission No. 2.

22.                            Please note that when you disclose the identities of the selling shareholders in the filing, the individual or individuals who exercise voting and dispositive powers over the shares to be offered for resale by legal entities should be disclosed. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02. Furthermore, advise whether any of the selling shareholders are broker-dealer or affiliates of broker-dealers.

Response:                                The Company acknowledges the Staff’s comment and undertakes to include such information in the Registration Statement once available.

Description of Capital Stock

June 17, 2016

Conversion, page 113

23.                            Please provide a materially complete discussion of the exceptions that would not trigger an automatic conversion of Class B common stock to Class A common stock upon a transfer.

Response:                                The Company respectfully advises the Staff that it is considering the specific exceptions referenced in the Staff’s comment with the Company’s Board of Directors and certain investors, and undertakes to include such information in the Registration Statement once available.

Underwriting, page 123

24.                            Please briefly describe the “certain exceptions” to the lock-up agreements.

Response:                                In response to the Staff’s comment, the Company has revised pages 133-134 of Submission No. 2.

Changes in Accountants, page 129

25.                            We note your disclosure that you dismissed Grant Thornton and engaged PricewaterhouseCoopers in September 2015. Please revise to disclose the dates of the dismissal and engagement. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

Response:                                In response to the Staff’s comment, the Company has revised page 140 of Submission No. 2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Subsequent Events

Grants of Stock Options, page F-35

26.                            You disclose that the company granted stock options from January 1, 2016 to April 22, 2016 with an exercise price of $3.33 per share. Please tell us the timing of the options granted in 2016. Explain to us the intervening events and factors considered and any changes in valuation methodology or assumptions, that resulted in the significant increase in the common stock valuation for the options granted in 2016 compared to your December 2015 grants. Please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Response:                                The Company respectfully advises the Staff that it granted options to purchase an aggregate 186,250 shares of common stock on February 2, 2016.  No other options were granted from January 1, 2016 to April 22, 2016.  The fair value of the Company’s common stock for December 2015 grants was $1.12 compared to $3.33 for February 2016 grants.

June 17, 2016

The Company has been obtaining valuations at various dates throughout 2015 and 2016. The valuation as of September 30, 2015, received in November 2015, was used as a basis to establish the fair value of common stock options granted in December 2015.  The board of directors also considered a number of factors and available information as to the Company’s results and future outlook at the time of each grant and determined that there had been no significant intervening events or factors that would warrant an increase in fair value of common stock between September 30, 2015 and the awards granted in December 2015.

The Company obtained a valuation as of December 31, 2015, received in January 2016.  This valuation was used to establish the fair value of common stock options granted in February 2016.  There were no changes in valuation methodologies between the two valuations as the Company continued to use the income approach (discounted cash flow method, or DCF Method) and market approaches (guideline public company method, or GPC Method, and the similar transaction method, or ST Method) to determine the Company’s business enterprise value (“BEV”).  The BEV determined by each of these methods closely approximated each other.

The intervening events and factors that were considered in the December 31, 2015 valuation that resulted in the significant increase in the common stock valuation from the September 30, 2015 valuation were as follows:

•            In December 2015, the Company initiated discussions with a global investment management firm related to such firm’s interest in making a significant investment in the Company, without any discussions regarding valuation.  Because there had been no discussions about on pricing or valuation prior to the date of the December grants, it was concluded that a change in fair value from the September 30, 2015 valuation was not necessary.  In January 2016, the Company and the investor agreed upon a valuation for this investment with the potential investor, which was significantly higher than the indicated value of the business considered by the board at the time of the December grants.  The term sheet was agreed to in January 2016 and the Series C investment was completed in February 2016.  This potential investment was considered in the valuation performed as of December 31, 2015, even though it had not yet been consummated.

•            The Company experienced significant, unexpected over-performance compared to forecast in December 2015, which caused the Company to revise its financial projections to reflect increases in revenue, net income and adjusted earnings before interest, taxes, depreciation, amortization, stock-based compensation and the change in fair value of the preferred stock warrant liabilities.  At the time of grant of the December 2015 awards, the full December 2015 results were not available and the Company did not expect this level of over-performance due to the self-service nature of its platform. Accordingly, the board of directors concluded that no change in the fair value of the common stock for the December 2015 awards from the September 30, 2015 valuation was necessary. When the results for December 2015 were finalized in January 2016, the Company revised its future outlook upwards and the Company’s over-performance and the increase in its forecasts were factored in and significantly increased the valuation as of December 31, 2015.

June 17, 2016

•            In late December 2015 and early January 2016, the Company received presentations from investment bankers for their proposals to lead or otherwise become part of a potential initial public offering of the Company’s common stock.  No indications of initial public offering pricing were provided in these presentations. The board of directors considered the potential timing and probability of an initial public offering in each of the respective valuations.

In deriving BEV, at both grant dates the Company applied a 50% weight to the DCF Method, a 25% weight to the ST Method, and a 25% weight to the GPC Method.  While the weighted results of the DCF Method were 50% at both dates, the Company equally weighted two separate DCF models at September 30, 2015. The first model included discounted cash flows for 10 years and then a long term average growth rate was applied to the terminal year cash flow to derive the BEV.  The second DCF model used a two-year future cash flow forecast to which a market-based exit multiple was applied.  The December 2015 valuation included only the discounted cash flows for 10 years and then a long term average growth rate was applied to the terminal year cash flow to derive the BEV.  The change in the exit assumptions were based on the Company’s increased confidence in its ability to project the long-term cash flows used.

The Company advises the Staff that there were changes in the assumptions applied to its common stock valuations.  The primary changes in the assumptions were as follows:

•                                         In applying the DCF Method, the Company revised its forecasted discounted cash flows between those used in the September 30, 2015 and December 31, 2015 valuations to coincide with increased financial projections for both revenue and EBITDA, based on the strong over performance in December 2015 as discussed above.  There was also a decrease in the weighted average cost of capital (“WACC”) discount rate from 22% to 14% to reflect the reduction of risk within the business and projected cash flows.  This risk reduction is reflected in changes to key assumptions used in the WACC calculation.

•                                         Significant factors that support a decrease in risk and an increase in business value include strong performance, positive outlook for the Company’s business, market sentiment for the Company’s industry sector, increased expectations for future performance, high levels of interest from investment bankers in participating in a potential initial public offering and discussions with a global investment management firm related to an earnest interest in making a significant investment in the Company.

•                                         In applying the ST Method, there was an increase in the Company’s selected trailing 12-month (“TTM”) revenue multiple from 2.2x to 4.0x between the September 30, 2015 and December 31, 2015 valuations.  The increase in TTM revenue multiples is supported by strong actual performance in Q4 2015 relative to Q3 2015, surpassing budget expectation in Q4 2015 relative to projections, increased expectations for future performance and a decrease in business and projection risk.

June 17, 2016

•            In applying the GPC Method, there was an increase to the Company’s selected TTM revenue multiples from 1.7x to 3.5x and selected forward revenue multiples from 1.5x to 2.3x between the September 30, 2015 and December 31, 2015 valuations.  The increase in TTM revenue multiples is supported by the Company’s strong performance in Q4 2015 (as described above), the increased expectations for future performance (i.e., the increase in the management’s financial projections, as referenced above), and the decrease in business and projection risk (as referenced above).

•            The valuation as of December 31, 2015 included additional publicly-traded guideline companies (the “PTGC”) compared to the PTGC used for the September 30, 2015 valuation primarily due to the companies that had been included in the presentations by the investment bankers.  These presentations indicated that the Company may be viewed by market investors as both an adtech company (reflected in the PTGC utilized in September 2015), and also as a digital marketing SaaS company.  The discussions with investment bankers considered that these digital marketing SaaS companies are similar to the Company in that they are also software-based businesses experiencing high revenue growth with high potential profit margins.  In addition, the continued evolution of the adtech market, shift in competitor models and the growth of the Company warranted additional consideration of PTGC in light of the presentations by the investment bankers.  Therefore, once the Company concluded that the public markets may consider these companies in valuing the Company, it included these digital marketing SAAS companies in the list of PTGC.  The inclusion of the digital marketing SaaS companies in the PTGC resulted in an increase in revenue multiples from the September 30, 2015 to December 31, 2015 valuation.

In deriving the common stock value from the derived BEV, there was an approximate 7% decrease in the discount for lack of marketability between the two grant dates due to the occurrence of the “bake off” with the investment bankers held in January 2016 and a decrease in common stock volatility from 75% to 54% (reflecting changes in the public markets and changes in the PTGC, as discussed above).  In light of the “bake off,” the Company changed the expectations as to the timing of an IPO exit event (an assumption used in the OPM and PWERM) which resulted in the overall weighted-average time to an exit event decreasing from 1.6 years at September 30, 2015 to 1.2 years at December 31, 2015.

In response to the Staff’s comment, the Company has revised page F-35 of Submission No. 2 to include the expected impact of the February 2016 grants.

General

27.                            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

June 17, 2016

Response:                                The Company acknowledges the Staff’s comment and undertakes to supplementally provide the Staff with any written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act.

28.                            Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:                                The Company acknowledges the Staff’s comment and undertakes to supplementally provide the Staff with copies of any graphical materials or artwork intended for use in the prospectus contained in the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:                      Jeff T. Green, The Trade Desk, Inc.
W. Alex Voxman, Latham & Watkins LLP
Saied D. Pinto, Latham & Watkins LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, PC

Damien Weiss, Wilson Sonsini Goodrich & Rosati, PC